SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ____________________



                                    FORM 11-K
                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000


                           Savings and Investment Plan
                       for Employees of Weingarten Realty
                            (Full title of the plan)


                              ____________________


                           WEINGARTEN REALTY INVESTORS
          (Name and issuer of the securities held pursuant to the plan)


                            2600 Citadel Plaza Drive
                              Houston, Texas  77008
                    (Address of principal executive offices)

Financial  Statements  and  Exhibits
------------------------------------

      (a)     Financial  statements.

              (1)     Independent  Auditors'  Report

              (2) Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

              (3) Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2000 and 1999

              (4)     Notes  to  Financial  Statements

              (5) Supplemental Schedules of Assets Held for Investment Purposes at Year End and Reportable Transactions

                      The financial statements and schedules referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

      (b)     Exhibits.

                      24  -Independent  Auditors'  Consent




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                         SAVINGS  AND  INVESTMENT  PLAN  FOR
                                         EMPLOYEES  OF  WEINGARTEN  REALTY

                                         By:     Weingarten  Realty  Investors



Date:  June  28,  2001                   By:          Andrew M. Alexander
                                             -----------------------------------
                                               Andrew M. Alexander, President/
                                                  Chief Executive Officer

INDEPENDENT  AUDITORS'  REPORT


To the Trustees and Participants of the Savings and Investment Plan for Employees of Weingarten Realty:

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) schedule of assets held for investment purposes at end of year, and (2) schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE  &  TOUCHE  LLP

Houston,  Texas
June  28  2001

         SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                                                         December 31,
                                                                                -----------------------------
                                                                                     2000            1999
                                                                                -------------   -------------

ASSETS

INVESTMENTS:

        Pooled Separate Investment Accounts . . . . . . . . . . . . . . . . . . $  9,061,367    $ 10,181,435

        Investment contract with Mass Mutual, #SF51260,  matures 12/31/01 . . .    1,693,637

        Common Stock Fund . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,034,607       1,111,740

        Participant Loans Receivable. . . . . . . . . . . . . . . . . . . . . .      410,962         291,807
                                                                                -------------   -------------

              TOTAL INVESTMENTS . . . . . . . . . . . . . . . . . . . . . . . .   12,200,573      11,584,982
                                                                                -------------   -------------


RECEIVABLES:

        Contributions . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      132,114

        Loan Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,675
                                                                                -------------   -------------

            TOTAL RECEIVABLES . . . . . . . . . . . . . . . . . . . . . . . . .      133,789
                                                                                -------------   -------------


CASH. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            0           7,940
                                                                                -------------   -------------


NET ASSETS AVAILABLE FOR BENEFITS . . . . . . . . . . . . . . . . . . . . . . . $ 12,334,362    $ 11,592,922
                                                                                =============   =============



                        See Notes to Financial Statements

         SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                                             Years Ended December 31,
                                                                          ------------------------------
                                                                              2000            1999
                                                                          -------------    -------------

ADDITIONS:
  Additions to net assets attributed to Investment Income:
      Net appreciation in fair value of investments. . . . . . . . . . . .$     90,039     $  1,129,891
      Interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     122,441           18,437
      Dividends. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                      176,169
      Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                        7,688
                                                                          -------------    -------------
                                                                               212,480        1,332,185
                                                                          -------------    -------------

    Contributions:
      Participant. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1,043,824          982,246
      Employer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     352,710          289,086
                                                                          -------------    -------------
                                                                             1,396,534        1,271,332
                                                                          -------------    -------------

              Total Additions. . . . . . . . . . . . . . . . . . . . . . .   1,609,014        2,603,517
                                                                          -------------    -------------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Benefits paid to participants. . . . . . . . . . . . . . . . . . . . .     845,145          574,947
    Administrative expenses. . . . . . . . . . . . . . . . . . . . . . . .      22,429            1,869
                                                                          -------------    -------------
              Total Deductions . . . . . . . . . . . . . . . . . . . . . .     867,574          576,816
                                                                          -------------    -------------


              Net Increase . . . . . . . . . . . . . . . . . . . . . . . .     741,440        2,026,701

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year. . . . . . . . . . . . . . . . . . . . . . . . . . . .  11,592,922        9,566,221
                                                                          -------------    -------------
  End of year. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .$ 12,334,362     $ 11,592,922
                                                                          =============    =============


                        See Notes to Financial Statements

                         SAVINGS AND INVESTMENT PLAN FOR
                         EMPLOYEES OF WEINGARTEN REALTY
                         ------------------------------


                          Notes to Financial Statements



1.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     The general purpose of the Savings and Investment Plan for Employees of Weingarten Realty (the "Plan") is to provide retirement and other related benefits for employees of Weingarten Realty Investors ("WRI") and its wholly-owned subsidiary, Weingarten Realty Management Company ("WRMC"), referred to, collectively, as the "Company".

     Basis  of  Accounting  -  The financial records of the Plan and the account
     --------------------
     records of participants of the Plan are generally maintained on the cash basis of accounting. The accompanying financial statements of the Plan are presented on the accrual basis of accounting; accordingly, memorandum entries are made to the accounting records to reflect the accrual for dividend and interest income, contributions by the Company and participants and interest on loan payments due. Withdrawals of benefits by participants are recorded when paid.

     Investments  -  Investments, other than contracts with insurance companies,
     -----------
     are  carried  at  their  quoted  market  value.

     Valuation of Loans to Participants  -  The loans to participants are valued
     ----------------------------------
     at  cost  plus  accrued  interest,  which  approximates  fair  value.

     Use  of  Estimates  -  The  preparation  of  financial  statements requires
     ------------------
     management to make use of estimates and assumptions that affect amounts reported in the financial statements as well as certain disclosures. Actual results could differ from those estimates.

     Reclassification  -  Certain reclassifications have been made to amounts in
     ----------------
     prior year Statement of Net Assets Available for Benefits to conform with current year presentations. The reclassifications do not affect Net Assets Available for Benefits.

2.   SUMMARY  DESCRIPTION  OF  THE  PLAN

     The following description of the Company's 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan subject to the provisions
     -------
     of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and regulations promulgated thereunder.

     Eligibility  -  All employees are eligible to participate in the Plan after
     -----------
     completing  one  hour  of  eligible  service.

     Participant Contributions - Participants may contribute 1% unto the maximum
     --------------------------
     amount permitted by law, of their annual paid compensation (as defined in the Plan document) as salary reduction contributions. Such contributions are generally made through regular payroll withholdings and reduce the amount of the participant's compensation that is subject to federal income tax.

     Employer  Contributions  -  The  Company  may  make  monthly  matching
     -----------------------
     contributions to the Plan. The maximum amount of each participant's salary reduction contribution that is subject to matching is equal to 6% of the participant's qualified compensation. The employer's matching contribution is generally allocated to the individual participant's accounts based on the ratio of the participant's salary reduction contributions to the total salary reduction contributions made by all participants during the period. The employer's matching contribution is directed to the different funds (described under "Investment Options") using the same ratio as the participants' individual contributions. The Company may also make discretionary contributions. Discretionary contributions are allocated to the individual participant based on the ratio of the participant's compensation to the compensation of all participants during the year. No discretionary contributions are invested in Weingarten Realty Common Shares. No discretionary contributions were made during the years ended 2000 and 1999.

     Vesting - Participants are fully vested for all contributions made by them.
     -------
     For employer contributions and earnings of the Plan, participants vest as follows:


                                                               Vested
          Years of Vesting Service                           Percentage
          ------------------------                           ----------

          Less than 1 year. . . . . . . . . . . . . . . . . .      0
          At least 1 years, but less than 2 years . . . . . .     20
          At least 2 years, but less than 3 years . . . . . .     40
          At least 3 years, but less than 4 years . . . . . .     60
          At least 4 years, but less than 5 years . . . . . .     80
          5 years or more . . . . . . . . . . . . . . . . . .    100


     Upon death, disability or reaching 65 years of age, a participant becomes fully vested for all contributions and earnings made on his behalf.

     Administration  -  Plan  Administrators,  appointed  by  the  Company,  are
     --------------
     responsible for the administrative operations of the Plan and maintaining the accounting records of the Plan and the participants.

     Withdrawals  -  Upon  death,  disability or termination from the Company, a
     -----------
     participant or the beneficiary may withdraw all the participant's vested interest in the Plan. A participant may withdraw all or a portion of his nondeductible voluntary contributions at the end of the plan year or, in case of hardship, at times otherwise allowed by the Plan Administrator.

     Participants may withdraw all of their vested account balances upon attaining the age of 59 1/2. Participants who terminate employment and receive distributions of their vested account balances forfeit the nonvested portion of their accounts. Forfeitures during the year are used to reduce the amount required by the employers' matching contributions.

     Participant  Loans  -  Eligible  participants  may  borrow  from their fund
     ------------------
     accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms range from 1 to 5 years, however loans may be made up to 15 years if related to the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest equal to the prime rate on the first day of the month that the loan is made, plus 1%. Principal and interest are paid ratably through monthly payroll deductions.

     Plan  Investments  - Effective November 30, 1999, the Plan's trustee became
     -----------------
     Massachusetts Mutual Life Insurance Company (the "Trustee".) Charles Schwab Trust Company was the prior trustee of the plan. The Trustee is responsible for investing contributions. The Trustee allows participants to designate the type of investments in which their individual, self-funded and employer accounts are invested. During the 2000 plan year, the following investments options were available: Mass Mutual Core Bond, Mass Mutual Equity Growth, Mass Mutual Growth Equity, Mass Mutual Money Market, Mass Mutual International Equity, Mass Mutual Small Capital Growth, Mass Mutual Core Equity, Mass Mutual Indexed Equity, Mass Mutual Mid Capital Growth, Oppenheimer Global, Oppenheimer Capital Appreciation, Fixed Income Fund and Weingarten Realty Common Shares.

     Amendment  or  Termination  of  the  Plan  -  The  Plan  may  be amended or
     -------------------------------------
     terminated at any time by the Company. No amendment may deprive any participant (or their beneficiary) of any vested right the participant may have accrued. If the Plan is terminated, the accounts of all participants become nonforfeitable and the Plan's assets or cash will be distributed to the participants so affected.

3.   TAX  STATUS

     The Plan received a favorable ruling dated April 15, 1997 indicating that the Plan was a qualified plan under Sections 401(a) and 501(a) of the Internal Revenue Code and, therefore, exempt from income taxes. The Plan Administrator and outside counsel believe that the Plan, as amended, qualifies under the meanings of the above-mentioned sections of the Internal Revenue Code; accordingly, no provision for federal income taxes is provided in the accompanying financial statements.

4.   INVESTMENTS  GREATER  THAN  FIVE  PERCENT  OF  PLAN  ASSETS

     The following table presents investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 2000 and 1999:


                                                                                      Market Value
                                                                                      December 31,
                                                                             ----------------------------
                                                                                 2000            1999
                                                                             ------------    ------------


        Mass Mutual, Fixed Income Fund. . . . . . . . . . . . . . . . . . . .$ 1,693,637

        Mass Mutual, Separate Investment Account, Global. . . . . . . . . . .    678,367

        Mass Mutual, Weingarten Realty Investors Stock Fund . . . . . . . . .  1,034,607     $ 1,111,740

        Mass Mutual, Separate Investment Account, Capital Appreciation. . . .  2,428,522       2,436,416

        Mass Mutual, Separate Investment Account, MM Core Bond. . . . . . . .  1,165,076       1,316,410

        Mass Mutual, Separate Investment Account, MM Core Equity. . . . . . .  2,119,961       3,006,704

        Mass Mutual, Separate Investment Account, MM Mid Capital Growth . . .  1,421,774       1,140,074

        Guaranteed Interest Account . . . . . . . . . . . . . . . . . . . . .                  1,474,011


5.   INVESTMENT  CONTRACT  WITH  INSURANCE  COMPANY

     In 2000, the Plan entered into a benefit-responsive investment contract with National Insurance Company (Mass Mutual). Mass Mutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Mass Mutual. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 5.5 percent for 2000. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3 percent. Such interest rates are reviewed by the Trustee at least thirty days prior to the commencement of the next contract year for resetting.

6.   RELATED-PARTY  TRANSACTIONS

     Certain Plan investments are units of separate investment accounts managed by Mass Mutual. Mass Mutual is the trustee as defined by the Plan and, therefore, these transactions quality as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $22,429 and $1,869 for the year ended December 31, 2000 and 1999, respectively.

7.   RECONCILIATION  TO  FORM  5500



    Net Assets available for benefits as of  December 31, 2000 per form 5500 . . . . . $ 12,200,573

    Contributions Receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      132,114
    Loan Interest Receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,675
                                                                                       ------------

    Net Assets available for benefits, December 31, 2000 . . . . . . . . . . . . . . . $ 12,334,362
                                                                                       ============



                               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
                                                     EIN #74-1464203
                              SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY

                                                             DESCRIPTION OF INVESTMENT
                                                             INCLUDING MATURITY DATE,
*IDENTITY OF ISSUE, BORROWER, LESSOR                       RATE OF INTEREST, COLLATERAL,                        CURRENT
          OR SIMILAR PARTY                                     PAR OR MATURITY VALUE                             VALUE

*  MASS MUTUAL LIFE INSURANCE COMPANY  SEPARATE INVESTMENT ACCOUNT, CAPITAL APPRECIATION, (14,949.093 UNITS)  $ 2,428,522

*  MASS MUTUAL LIFE INSURANCE COMPANY  SEPARATE INVESTMENT ACCOUNT, MM MONEY MARKET, (70 UNITS)                        70

*  MASS MUTUAL LIFE INSURANCE COMPANY  SEPARATE INVESTMENT ACCOUNT, MM CORE BOND, (10,663.5 UNITS)              1,165,076

*  MASS MUTUAL LIFE INSURANCE COMPANY  SEPARATE INVESTMENT ACCOUNT, MM CORE EQUITY, (20,440.813 UNITS)          2,119,961

*  MASS MUTUAL LIFE INSURANCE COMPANY  SEPARATE INVESTMENT ACCOUNT, EQUITY GROWTH, (870.325 UNITS)                105,029

*  MASS MUTUAL LIFE INSURANCE COMPANY  SEPARATE INVESTMENT ACCOUNT, GLOBAL, (3,836.741 UNITS)                     678,367

*  MASS MUTUAL LIFE INSURANCE COMPANY  SEPARATE INVESTMENT ACCOUNT, MM INDEXED EQUITY, (2,114.037 UNITS)          243,756

*  MASS MUTUAL LIFE INSURANCE COMPANY  SEPARATE INVESTMENT ACCOUNT, MM MID CAP GROWTH, (10,979.577 UNITS)       1,421,774

*  MASS MUTUAL LIFE INSURANCE COMPANY  SEPARATE INVESTMENT ACCOUNT, MM GROWTH EQUITY, (3,735.244 UNITS)           456,428

*  MASS MUTUAL LIFE INSURANCE COMPANY  SEPARATE INVESTMENT ACCOUNT, MM INTERNATIONAL EQUITY, (347.887)             50,404

*  MASS MUTUAL LIFE INSURANCE COMPANY  SEPARATE INVESTMENT ACCOUNT, MM SMALL CAP GROWTH, (2,817.814 UNITS)        391,980

*  MASS MUTUAL LIFE INSURANCE COMPANY  WEINGARTEN REALTY INVESTORS STOCK FUND,     (81,720.987 UNITS)           1,034,607

*  MASS MUTUAL LIFE INSURANCE COMPANY  FIXED INCOME FUND                                                        1,693,637

  PARTICIPANT LOANS RECEIVABLE         DUE SEMI-MONTHLY, BEARING INTEREST 8.75% TO 10.50%                         410,962
                                                                                                              -----------
                                       TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                               12,200,573

*PARTY-IN-INTEREST
-------------------------------------



                                              SCHEDULE OF REPORTABLE TRANSACTIONS
                                                        EIN #74-1464203
                                 SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY

Note:  Reportable  transactions  are  those transactions which either singularly or in a series of combined purchases and sales during  the  year  exceed  5%  of  the  fair  value  of  the  Plan's  assets  at  the  beginning  of  the  year.


                                                                                                         CURRENT
                                                                                                        VALUE OF
                                                                                                        ASSET ON
                                                                      PURCHASE    SELLING    COST OF   TRANSACTION      NET
IDENTITY OF PARTY INVOLVED            DESCRIPTION OF ASSET              PRICE      PRICE     ASSETS       DATE      GAIN/(LOSS)
--------------------------  ----------------------------------------  ---------  ---------  ---------  -----------  -----------
MASS MUTUA                  FIXED FUND-SF GUARANTEED                  1,569,451                                          N/A
MASS MUTUAL                 OUTSIDE FUND-GUARANTEED INTEREST ACCOUNT             1,569,451  1,524,336    1,569,451     45,115







